[Graphic Omitted]

                                                                          PROGEN
                                                              INDUSTRIES LIMITED

                                                                   ASX: PGL
New cancer treatments,                                          NASDAQ: PGLAF
             new hope
                                                               May / June 2006

CONTENT
------------------------------------------------------------
                                    - Who and what we are
                                    - Where we are
                                    - Where we are going
                                    - How we are going to get there

[Graphic Omitted]


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

ESTABLISHED COMPANY WITH STRONG CAPABILITIES
------------------------------------------------------------

As one of Australia most established biotechnology companies, Progen has a unique and powerful integrated drug development capability:

- Clinical Development
- Regulatory Affairs
- Pre-clinical Development
- Manufacturing
- Drug Design


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

CORE CAPABILITY IN DRUG COMMERCIALIZATION ...
------------------------------------------------------------

"Drug discovery is one of the most complex processes
  that we do in modern society.                                        [Graphic
                                                                       Omitted]
"...the real challenge for the industry is in the middle. The middle - going from hits and leads to drugs with proof of concept is where industry fails. There you need agility, focus, and speed.

"It's a network, a multiple interaction of different people from different disciplines in time and space. An ideal organization is one that facilitates such interactions."

                            Dr. Tachi Yamada, Chairman R&D, GSK


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

PROGEN'S IN-HOUSE DRUG COMMERCIALIZATION PROCESS
------------------------------------------------------------

Discovery > Pre-Clinical > Phase I > Phase II > Phase III > FDA/EMEA Approval > Commercialization >

Discovery & Pre-Clinical Development >

                     Clinical Development: Phase I & II >

                             Regulatory: IND, Safety Monitoring, Reporting >

                                         Manufacturing: Process Development, Scale-Up, Commercial >

===========================================>-----------------------------------> - - - - - - - - ->

            Established and expandable capabilities and experience


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

TAKING THE RISK OUT OF DRUG DEVELOPMENT
------------------------------------------------------------

Why drug development                                Progen's focused approach to
candidates fail*                                    address/reduce risk in PI-88

Risk reducing factors:

Safety & Toxicity     ---------|                                         Safety acceptable in trials

                                                                         Biopharmaceutical
Biopharmaceutical     --------------------------|                        properties confirmed in
  Properties                                                             trials
                                                                Risk
Market Fit            -----------------------------|                     Angiogenesis market has
                                                                         been validated; IP
                                                                         extensive and secure
Efficacy              ----------------------------------------|
                                                                         Efficacy to be confirmed in
                                                                         current Phase II and
Success               ------------------------------------------|        validated in Phase III

                      0%     20%     40%     60%     80%     100%

*Dr Clive Morris, Medical Science Director, AstraZeneca Oncology


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

MOVING COMPOUNDS TOWARDS REGISTRATION
------------------------------------------------------------

[Graph Omitted]

                                              Disease / Compound characteristics
                                                     drive clinical trial timing

Source: Nature Reviews: Drug Discovery, August 2004
        ------------------------------


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

[Graphic Omitted]


Our end goal is to help patients
Our means is aggressive & efficient
drug development leading to commercialization


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

PI-88 - OUR LEAD CLINICAL DEVELOPMENT COMPOUND
------------------------------------------------------------

[Missing Picture]
                                    -  PI-88 - novel technology for cancer
                                       currently in Phase II clinical trials and proceeding to Phase III

                                    -  PI-88 is applicable to multiple
                                       cancers

                                    -  PI-88 belongs to the angiogenesis
                                       class of compounds but unique in
                                       dual action

                                    -  Angiogenesis class estimated to be
                                       up to $10 billion in sales by 2010

                                    -  Avastin now at $1.3 billion annual
                                       sales rate globally, WSP at
                                       approximately US$2,750 per
                                       fortnightly dose


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

OVER 17,000 DOSES OF PI-88 HAVE BEEN
ADMINISTERED TO 400 PATIENTS SO FAR
------------------------------------------------------------

Phase               Indication                                  Status        Patients

Healthy Volunteers  IV                                          Completed        24
Healthy Volunteers  SC crossover                                Completed        22
Phase I             Advanced Cancers - IV                       Completed        14
Phase I             Advanced Cancers - IV Asian                 Completed         9
Phase I             Advanced Cancer - SC                        Completed        42
Phase Ib            Advanced Malignancies - with chemo          Completed        16
Phase II            Multiple Myeloma                            Completed        19
Phase II            Advanced Melanoma                           Completed        44
Phase II            Advanced Prostate Cancer                    Ongoing       Up to 90
Phase II            Metastatic Melanoma (first-line treatment)  Ongoing       Up to 118
Phase II            Advanced Lung Cancer (NSCLC)                Ongoing          100
Phase II            Primary Liver Cancer ( post surgery)        Ongoing          172
                                                                TOTAL Target     670


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

LATE-STAGE MELANOMA SURVIVAL:
PI-88** AS COMPARED TO DTIC & TEMOZOLOMIDE*
------------------------------------------------------------

                                                        6 Mo         Median
                                                      Survival   Survival (Mo)
                                        PI-88            80%          9.0
                                        DTIC             51%          6.4
                                        Temozolomide     61%          7.7

[Graphic Omitted]

* Middleton et al, J. Clin. Oncol., 2000, 18, 158
** Progen presentation at 2005 ASCO


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

LIVER CANCER WILL BE OUR FASTEST PATH TO REGISTRATION
------------------------------------------------------------

-  Current clinical development focus
   on liver cancer - know disease, key                   [Graphic Omitted]
   opinion leaders, and market

-  High unmet need - no other drug in
   practice or in clinical trials

-  PI-88 is especially well suited to this
   indication as the cancers are in their
   beginning stage of growth

-  FDA support for accelerated
   development


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

LIVER CANCER IS A WISE CHOICE FOR PHASE III
------------------------------------------------------------

                     Localized Breast    Localized Lung       Localized Liver Cancer
                         Cancer(1)          Cancer(2)                (HCC)(3)
-------------------------------------------------------------------------------------
     Time to          10% in 5 years     30% in 5 years         50% in 12-15 months
   Recurrence

  Median Survival       15 years+           5 years                   3 years

 Current therapies     Chemotherapy       Radiation
                     Hormonal therapy    Chemotherapy                  None
                       New targeted
                        therapies

FDA support for:
- single pivotal study (rather than two)
- accelerated approval on recurrence-free survival (rather than overall survival)
- use of SPA to lock down trial design, sample size, end-points, timings

1 Clarke et al, Lancet. 2005 Dec 17;366(9503): 2087-106
2 Rubins et al, Lung Cancer, 2000 Apr 28 (1): 21-27
3 Poon et al, J. Clinical Oncology, 2000: 1094-1101


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

ECONOMIC IMPACT OF LIVER CANCER
------------------------------------------------------------

- 677,000 new cases liver cancer diagnosed per year globally**
- Hepatitis B&C lead to development of liver cancer

Our Phase III program will focus on the countries with the largest economic impact*

[Graph Omitted]

   *economic impact = Number cases multiplied by country's per capita GDP. These countriesaccount for over 80% of liver cancer economic impact and 60% of all liver cancer cases

** Cancer Facts & Figures 2005, American Cancer Society


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

LAUNCH PHASE III BY MID 2007
------------------------------------------------------------

Q306     Q406     Q107     Q207

J  J  A  S  O  N  D  J  F  M  A  M  J  J

Protocol Planning
- Discussion with Key Opinion Leaders
- Design of statistics
- Assessment of resources
- Submitting SPA to FDA and incorporating response/s
- Co-ordinate with other reg. agencies

- SPA Approved
- Recruit clinicians and clinical centers

Ethics committees approve protocol

Trial Start

Manufacturing
- cGMP standards
- CMC package compiled for FDA

CMO sulfation PI-88

Over 100,000 doses of PI-88 filled

                                                                          PROGEN
                                                              INDUSTRIES LIMITED

KEY 12 MONTH PROGEN MILESTONES
------------------------------------------------------------


                           Q3 06  Liver cancer trial design
[Graphic Omitted]                 Conclude recruitment in

                           Q4 06  PI-166 Phase I trial

                           Q1 07 Liver Phase II Data Lung Phase II Data Launch of Phase III

                           Q2 07  liver cancer trial


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Moving forward....

[Picture Omitted]


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

VISION
------------------------------------------------------------

     2005                                           FUTURE
---------------                                  ------------
   Leading
  Australian                                       Leading
 biotech with           Focus and expand            global
strong clinical                on                 biopharma
  development         clinical development       company with
   expertise             strengths with          sustainable
  moving into             new products             pipeline
  Phase III                                      of products


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

BUILDING A SUSTAINABLE FUTURE
------------------------------------------------------------

- Focus on speed to market for PI-88

- Continue to expand our pipeline with our drug discovery efforts; currently our drug design team has 300+ compounds in development

- Expand our pipeline through inlicensing products and M&A opportunities

                                                               [Graphic Omitted]


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

PIPELINE
------------------------------------------------------------

COMPOUND                          DISCOVERY  PRECLINICAL  PHASE I  PHASE II  PHASE III
PI-88 - resectable liver cancer   -----------------------------------------|
PI-88 - melanoma                  ---------------------------------------|
PI-88 - lung cancer (NSCLC)       ---------------------------------------|
PI-88 - multiple myeloma          ---------------------------------|
PI-88 - prostate cancer           ---------------------------------|
PI-166 - unresectable liver       ----------------------------|
500 series - solid tumours        -----------------|
500 series - ocular               -----------------|
500 series - inflammation         ------------|
3000 series                       -------|
2000 series                       -------|


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

FINANCIAL POSITION
------------------------------------------------------------


Cash position at 31 December 2005                            $20.54 M

Anticipated average burn rate per month                      $  750 K
(12 months to 31 December 2006)

Capital injections - year to 30 June 2005:-                  $14.32 M
(Shareholder, Director and Employee Option Exercise)


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

CURRENT REGISTER STATISTICS
------------------------------------------------------------

Founding business partners appox. = 17%

US NASDAQ Register 8%

Directors appox. = 3%

Medigen appox. = 3%

Institutional Holders appox. = 35%

Retail appox. = 35%


fully paid ordinary shares on
issue: 40,556,793

approx. 50% held by top 20
approx. 70% held by top 100


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

SAFE HARBOUR STATEMENT
------------------------------------------------------------

This presentation contains forward-looking statements that are based on current management expectations.

These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission.

Moreover, there can be no assurance that clinical data will remain scientifically, medically or commercially relevant or that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

[Graphic Omitted]

New cancer treatments,
new hope


                                                                          PROGEN
                                                              INDUSTRIES LIMITED